                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE TO/A

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                             McCombs Realty Partners
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                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
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    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                            Limited Partnership Units
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                           (Title of Class Securities)

                                      None
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                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
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                   (Name, address, and telephone numbers of
                    person authorized to receive notices and
                  communications on behalf of filing persons)

                                    Copy To:

                                Gregory M. Chait
                               Katherine M. Koops
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation*                                   Amount of filing fee
--------------------------------------------------------------------------------
     $ 102,018.84                                              $ 21.00
--------------------------------------------------------------------------------

 * For purposes of calculating the fee only. This amount has been recomputed since the last amendment. This amount assumes the purchase of 13,937 units of limited partnership interest of the subject partnership for $7.32 per unit. The amount of the filing fee equals 1/50th of one percent of the aggregate of the cash offered by the bidder. Based upon this re-computation, the fee has increased from $17.00 to $21.00. The additional $4.00 is being submitted with this amendment.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                                  Filing Party:

Form or Registration No.:                                   Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X] third-party tender offer subject to Rule 14d-1   [ ] going-private transaction subject to Rule 13e-3

  [ ] issuer tender offer subject to Rule 13e-4        [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

      This Amended Tender Offer Statement on Schedule TO/A relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase all of the outstanding units, or such lesser number of units as are properly tendered, of limited partnership interest of McCombs Realty Partners, a California limited partnership (the "Partnership"), at a price of $7.32 per unit, subject to the conditions set forth in the Offer to Purchase dated September 4, 2001, as supplemented September 24, 2001, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer.

      This amendment is being filed solely to reflect an adjustment to the filing fee applicable to the offer.

      The information in Exhibits 1-3, 5(a)-(c), 7, 8 and 9 is incorporated in this Schedule TO/A by reference in answer to items 1 through 11 of Schedule TO.

      Neither AIMCO Properties, L.P. nor any of the people or entities listed on Annex I to the Offer to Purchase has, during the last five years, been misdemeanors), or was, during the last five years, a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
================================================================================

Item 12. Exhibits.

      *   1    Offer to Purchase, dated September 4, 2001.

      *   2    Letter of Transmittal and related Instructions (included as
               Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

      *   3    Acknowledgement and Agreement dated September 4, 2001.

      *   4    Letter, dated September 4, 2001, from AIMCO Properties, L.P.
               to the limited partners of the Partnership.

          5(a) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999 is incorporated herein by this reference.)

          5(b) Amended and Restated Credit Agreement, dated as of March 15,
               2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999 is incorporated herein by this reference.)

          5(c) First Amendment to $345,000,000 Amended and Restated Credit
               Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Current Report on Form 10-Q for quarter ended March 31, 2000 is incorporated herein by this reference.)

          6    Intentionally omitted.

      **  7    Supplement, dated September 24, 2001, to Offer to Purchase, dated September 4, 2001.

      **  8    Amended Letter of Transmittal and related Instructions.

      **  9    Amended Acknowledgement and Agreement, dated September 24, 2001.

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*  Indicates items filed with the original Schedule to September 4, 2001.
** Indicates items filed with amendment of September 24, 2001.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 27, 2001
                                         AIMCO PROPERTIES, L.P.

                                         By: AIMCO-GP, INC.
                                               (General Partner)

                                         By: /s/ Patrick J. Foye
                                             ----------------------------------
                                             Executive Vice President

                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------
    *   1      Offer to Purchase, dated September 4, 2001.

    *   2      Letter of Transmittal and related Instructions (included as
               Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

    *   3      Acknowledgement and Agreement dated September 4, 2001.

    *   4      Letter, dated September 4, 2001, from AIMCO Properties, L.P.
               to the limited partners of the Partnership.

        5(a) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of
               America, Bank Boston, N.A., and First Union National Bank.
               (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated
               August 16, 1999 is incorporated herein by this reference.)

        5(b)   Amended and Restated Credit Agreement, dated as of March 15,
               2000, among AIMCO Properties, L.P., Bank of America, Bank
               Boston, N.A., and First Union National Bank. (Exhibit 10.20 to
               AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999 is incorporated herein by this reference.)

        5(c)   First Amendment to $345,000,000 Amended and Restated Credit
               Agreement, dated as of April 14, 2000, among AIMCO Properties,
               L.P., Bank of America, as Administrative Agent, and U.S. Bank
               National Association, as Lender. (Exhibit 10.4 to AIMCO's
               Current Report on Form 10-Q for quarter ended March 31, 2000 is incorporated herein by this reference.)

        6      Intentionally omitted.

    **  7      Supplement, dated September 24, 2001, to Offer to Purchase, dated September 4, 2001.

    **  8      Amended Letter of Transmittal and related Instructions.

    **  9      Amended Acknowledgement and Agreement, dated September 24, 2001.


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*  Indicates items filed with the original Schedule to September 4, 2001.

** Indicates items filed with amendment of September 24, 2001.